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AL 3/29/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 53032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2005   AND ENDING   December 31, 2005
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Investment Banking, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Penn Plaza
_____
(No. and Street)

New York   NY   10121
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd K. West   212-292-4880
_____
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari LLP
_____
(Name – *if individual, state last, first, middle name*)

177 Madison Avenue   Morristown   NJ   07962
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 13 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Todd K. West_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Crown Investment Banking, Inc._____ , as of _____December 31_____, 20 05 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____Todd K West_____
Signature

_____EXECUTIVE V P_____
Title

_____Victor Michael Marchioni_____
Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CROWN INVESTMENT BANKING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005



TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP

Certified Public Accountants and Business Consultants

177 MADISON AVE.· BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Crown Investment Banking, Inc.
2 Penn Plaza, Suite 1500
New York, NY 10121

We have audited the accompanying statement of financial condition of Crown Investment Banking, Inc. (formerly VCE Capital, Inc.) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crown Investment Banking, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

New York, New York
February 24, 2006



CROWN INVESTMENT BANKING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	18,740
Marketable securities		667
Other investments		9,030
Prepaid expenses		4,904
Other		19
Total assets	$	33,360

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	9,754
Stockholder's equity		
Common stock, par value $.01		
Authorized: 500,000 shares		
Issued and outstanding: 148,625 shares		1,486
Additional paid-in capital		436,827
Accumulated deficit		(414,707)
Total stockholder's equity		23,606
Total liabilities and stockholder's equity	$	33,360

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Crown Investment Banking, Inc. (the "Company" is a majority-owned subsidiary of Crown Capital Corp., Inc. The Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on August 20, 2001. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services.

(c) Income Tax

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the deferral of preoperating expenses as required by the Internal Revenue Code. Provision is made for taxes currently due. The Company intends to file a tax return separate from its parent.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Issuance of Common Stock

In a series of transactions, the Company issued an aggregate of 60,000 shares, representing approximately 44% of the outstanding shares to Crown Capital Corp., Inc. for $55,000 in cash and $18,000 in expenses incurred on behalf of the Company by Crown Capital Corp. On August 13, 2005, the Company's Board of Directors approved an increase in the Company's authorized shares to 500,000.

Note 3 - Income Taxes

At December 31, 2005, the Company had a deferred tax asset of approximately $16,000, which has been fully reserved, and a net operating loss carryforward of approximately $265,000 expiring in 2016 through 2019. The Company's ability to utilize net operating losses incurred prior to the change in control may be limited under provisions of the Internal Revenue Code.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2005, the Company had net capital, as computed under the rule, of $9,553 which was $4,553 in excess of the required amount. The net capital ratio was 102.1%.

Note 5 - Contingency

The Company has been named by a client prospect in a lawsuit claiming money damages for breach of contract. The Company has been advised by counsel that it is not a proper party to this litigation, and should, therefore, be dismissed as a defendant.

A copy of the Company's Statement of Financial Condition as at December 31, 2005, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.